UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PRAECIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

739421402

(CUSIP Number)

EFFICACY CAPITAL, LTD.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
Mark Lappe, Managing Partner	Morrison & Foerster LLP
Jon Faiz Kayyem, Managing Partner	Jeremy D. Glaser, Esq.
11622 El Camino Real, Suite 100	12531 High Bluff Drive, Suite 100
San Diego, CA 92130	San Diego, CA 92130
Phone: (858) 759-1499
Phone: (858) 720-5103

October 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739421402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Efficacy Biotech Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 928,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.36%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 739421402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Efficacy Biotech Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 928,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.36%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 739421402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Efficacy Biotech Master Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 928,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.36%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 739421402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Efficacy Capital Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 928,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.36%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 739421402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Lappe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 928,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.36%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 739421402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jon Faiz Kayyem

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 928,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.36%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to shares of Common Stock, par value $.01 per share, of Praecis Pharmaceuticals, Inc. (the “Issuer” or “Praecis”).  The principal executive office of the Issuer is: 830 Winter Street, Waltham, MA 02451.

Item 2.	Identity and Background

(a)   Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Statement on behalf of (i) Mark Lappe, (ii) Jon Faiz Kayyem, (iii) Efficacy Capital Ltd., a Bermuda limited liability company (“Efficacy Capital”), (iv) Efficacy Biotech Fund, L.P., a Delaware limited partnership (“EBF”), (v) Efficacy Biotech Fund Limited, a Bermuda Exempted Mutual Fund Company (“EBFL”), and (vi) Efficacy Biotech Master Fund Ltd., a Bermuda Exempted Mutual Fund Company (“EBMFL”) (each a “Reporting Person”, and collectively, the “Reporting Persons”).

Efficacy Capital is a Reporting Person with respect to shares of Common Stock of Praecis Pharmaceuticals, Inc., a Delaware corporation (the “Shares”), held for the account of EBMFL to which it acts as investment adviser with investment discretion over portfolio investments. Efficacy Capital is the manager of EBMFL. Mark Lappe is a principal and the managing member of Efficacy Capital. EBF and EBFL each own an indirect interest in the Shares due to their respective interests in EBMFL.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b)   The business address of the Reporting Persons is 11622 El Camino Real, Suite 100, San Diego, CA 92130.

(c)   Each of Efficacy Capital, EBF, EBFL, and EBMFL is an investment fund.  Mark Lappe and Jon Faiz Kayyem are Managing Partners of Efficacy Capital, the Investment Manager for the Reporting Persons.

(d)   None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each of Efficacy Capital, EBFL and EBMFL was organized in Bermuda.  EBF was organized in Delaware, USA.  Mark Lappe and Jon Faiz Kayyem are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Between January 3, 2006 and July 18, 2006, the Reporting Persons completed multiple purchase and sale transactions in the Issuer’s Common Stock, resulting in a net purchase of 48,539 additional Shares.  All of the funds used to purchase the Shares were from the working capital of one or more of the Reporting Persons.

Item 4.	Purpose of Transaction

The Reporting Persons have attached as Exhibit 1 to this Statement a letter, dated October 9, 2006, from Efficacy Capital to the board of directors of Praecis recommending that the board of directors consider strategic opportunities and alternatives that are presented to Praecis by third parties in order to maximize stockholder value.

The securities covered by this Schedule 13D were originally acquired by the Reporting Persons for investment purposes.  Currently, the Reporting Persons are reevaluating the role they intend to play in Praecis, and from time to time, may have discussions with management, the board of directors and other stockholders of Praecis concerning various operational and financial aspects of Praecis and various ways of maximizing long-term shareholder value.  In addition, the Reporting Persons may make proposals to the board of directors and solicit proxies or written consents from other stockholders of Praecis.

The Reporting Persons intend to review on a continuing basis their investment in Praecis and Praecis’s business, prospects and financial condition.  Based on such continuing review, alternative investment opportunities available to the Reporting Persons and all other factors deemed relevant, including, without limitation, the market for and price of Praecis’s Common Stock, potential strategic transactions and/or divestitures of all or a portion of Praecis’s business, offers for shares of such common stock, general economic conditions and other future developments, the Reporting Persons may decide to sell or seek the sale of all or part of the Common Stock or to increase their holdings of such Common Stock.

Item 5.	Interest in Securities of the Issuer

(a)   The Reporting Persons collectively own 1,000,000 shares of the Issuer’s Common Stock comprising 9.36% of the Issuer’s outstanding Common Stock.

(b)   Each of the Reporting Persons has sole voting power and sole dispositive power of zero shares of the Issuer’s Common Stock.  The Reporting Persons collectively have shared voting power of 928,000 shares of the Issuer’s Common Stock and shared dispositive power of 1,000,000 shares of the Issuer’s Common Stock.

(c)   Not applicable.

(d)   No person other than the Reporting Persons has rights with respect to the economic or voting interests associated with the Shares.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the transactions described herein, Efficacy Capital entered into (i) an Investment Advisory Agreement, dated as of October 20, 2004, by and between Efficacy Capital and Ronin Capital, LLC (the “Ronin Agreement”), and (ii) an Investment Advisory Agreement, dated as of May 7, 2006, by and between Efficacy Capital and FMG Special Opportunity Fund Ltd. (“the FMG Agreement”).  The Ronin Agreement permits Efficacy Capital to purchase and sell Shares through a broker on behalf of Ronin Capital, LLC.  The FMG Agreement permits Efficacy Capital to purchase, sell, and vote Shares, and to give proxies for Shares, on behalf of FMG Special Opportunity Fund Ltd.

Item 7.	Material to Be Filed as Exhibits

Attached hereto as Exhibit 1 is a letter, dated October 10, 2006, from Efficacy Capital, Ltd. to the Board of Directors of the Praecis Pharmaceuticals, Inc.

Attached hereto as Exhibit 2 is the Joint Filing Agreement of the Reporting Persons.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 10, 2006

Efficacy Biotech Fund, L.P.,	Efficacy Capital Ltd.
a Delaware limited partnership	a Bermuda limited liability company

By: Efficacy Capital Ltd.	/s/ Mark Lappe
Its: General Partner	By: Mark Lappe
Its: Managing Partner
/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund Limited,	Efficacy Biotech Master Fund Ltd.,
a Bermuda Exempted Mutual Fund Company	a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.	By: Efficacy Capital Ltd.
Its: Manager	Its: Manager

/s/ Mark Lappe	/s/ Mark Lappe
By: Mark Lappe	By: Mark Lappe
Its: Managing Partner	Its: Managing Partner

/s/ Mark Lappe	/s/ Jon Faiz Kayyem
Mark Lappe	Jon Faiz Kayyem